October 19, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:	Soupman, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 2, 2016
File No. 000-53943

Dear Ms. Ransom:

Thank you for your letter dated September 26, 2016 regarding Soupman, Inc. (“Soupman”). In order to assist you in your review of Soupman’s Preliminary Information Statement on Schedule 14C, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto. We are concurrently submitting via EDGAR this letter and an amended Schedule 14C in response to the comment letter.

Purpose and effect of the Share Authorization Action, page 2

1.

You state that one of the primary purposes of the Share Authorization Action is to provide the company with “additional flexibility to issue shares to meet existing obligations.” Please revise to clarify which “existing obligations,” specifically, you are referring to. In this regard, we note that the company sold approximately $3 million in convertible debentures to Hillair Capital Investments, L.P. on July 26, 2016. To the extent that the actions contemplated by this information statement are intended to enable the company to issue additional shares of common stock upon conversion of certain outstanding securities, please revise your information statement to include the disclosure required by Item 12 of Schedule 14A or advise.

To the extent applicable, your discussion of the material terms of the convertible debentures should include: (i) a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures, (ii) the balance and interest owed, (iii) the interest and conversion rates, (iv) the default remedies and any other liquidated damages or fees paid or potentially payable upon conversion, (v) the number of shares that are potentially issuable under the

1110 South Avenue, Staten Island, New York 10314

Phone (212)-768-7687 Facsimile (212)-768-7055   OTC:BB SOUP

convertible debentures (including upon exercise of the purchaser’s additional investment option pursuant to Section 4.18 of the securities purchase agreement, dated July 26, 2016, between the company and Hillair), (vi) the percentage of total shares potentially issuable under the convertible notes compared to the total shares outstanding, (vii) whether the company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities, and (viii) where the agreements relating to the convertible debentures are filed with your periodic reports.

Response: We have revised our disclosure in the Preliminary Information Statement on Schedule 14C to include the information required by Item 12 of Schedule 14A as requested.

2.

Please clarify whether the reverse stock split is the first step in a going private transaction. If not, please affirmatively state that the reverse stock split is not the first step in a going private transaction and this action will not trigger your compliance with our going private rules. See Rule 13e-3 under the Exchange Act.

Response: We confirm that the reverse stock split is not the first step in a going private transaction and that this action will not trigger compliance with the going private rules.  We have also added disclosure to such effect in the Preliminary Information Statement on Schedule 14C.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility, that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

/s/ Robert Bertrand
Robert Bertrand
President & Chief Financial Officer
Soupman, Inc.

Enclosures
cc: Hank Gracin, Esq.

      Gracin & Marlow, LLP

1110 South Avenue, Staten Island, New York 10314

Phone (212)-768-7687 Facsimile (212)-768-7055   OTC:BB SOUP